EXHIBIT 1
                                                                     ---------

[Desc Logo] [Photograph of Corporate Building]
First Quarter 2002 Results

Contacts:
--------

Arturo D'Acosta Ruiz                                             Blanca Hirani
Alejandro de la Barreda                                      Melanie Carpenter
Tel: 52-555-261-8037                                         Tel: 212-406-3693
abarredag@mail.desc.com.mx                                bhirani@i-advize.com


                    DESC ANNOUNCES FIRST QUARTER 2002 RESULTS

Mexico City, April 23, 2002 - Desc, S.A. de C.V. (NYSE:DES; BMV:DESC) announced today its results for the first quarter ended March 31, 2002. All figures were prepared according to generally accepted accounting principles in Mexico.

Results from the Autoparts and Chemical Sectors continued to reflect the slow recovery of the U.S. and Mexican economies as well as their seasonality, which were also affected by the Holy week.

Despite the above-mentioned conditions, Desc has managed to maintain its operating margin at 7.7%, in-line with results obtained in 4Q01 and 1Q01, due to the implementation of expense reduction programs, translating in a 4% decline in SG&A compared to the same quarter of 2001.

FIRST QUARTER 2002 HIGHLIGHTS
-----------------------------

o Dollar-denominated sales decreased 7.1%, from US$546 million in the first quarter of 2001 to US$507 million in 1Q02.

o Operating income decreased 7.5% from US$42 million in 1Q01 to US$39 million in 1Q02.

o EBITDA in dollars decreased 4.3% to US$70 million, when compared to the same quarter of the previous year.

           DESC, S.A. DE C.V. AND SUBSIDIARIES
           -----------------------------------
           Table 1.  Consolidated Results
           (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))

                                                            1Q02 vs.                1Q02 vs.
                                   1Q02          1Q01         1Q01        4Q01*       4Q01
------------------------------------------------------------------------------------------------
         Sales (Ps.)(3)            4,631         5,559       -16.7%       4,816       -3.8%
------------------------------------------------------------------------------------------------
         Sales (US$)(1)             507           546         -7.1%        513        -1.1%
------------------------------------------------------------------------------------------------


                                       4

------------------------------------------------------------------------------------------------
        Exports (US $)(2)           228           248         -7.9%        215         6.2%
------------------------------------------------------------------------------------------------
    Operating Income (Ps.)(3)       354           427        -17.1%        377        -6.0%
------------------------------------------------------------------------------------------------
    Operating Income (US$)(1)        39           42          -7.5%         40        -3.2%
------------------------------------------------------------------------------------------------
       Operating Margin             7.7%         7.7%                      7.8%
------------------------------------------------------------------------------------------------
         EBITDA (Ps.)(3)            635           740        -14.2%        664        -4.5%
------------------------------------------------------------------------------------------------
        EBITDA (US$)(1)              70           73          -4.3%         70        -1.3%
------------------------------------------------------------------------------------------------
  Net Majority Income (Ps.)(3)      141           172        -18.4%        -173         NA
------------------------------------------------------------------------------------------------
  Net Majority Income (US$)(1)       15           17         -10.5%        -20          NA
------------------------------------------------------------------------------------------------


(1) All figures in U.S. dollars for sales, operating income, EBITDA and net income are calculated using monthly figures in current pesos divided by the average monthly exchange rate.

(2) All export figures are based on real sales invoiced in U.S. dollars.

(3) All figures in this report are expressed in constant pesos as of March 31, 2002. * Audited Figures.


SALES
-----

During the first quarter, dollar-denominated sales decreased 7.1% to US$507 million compared to US$546 million reported for the same quarter of the previous year. This decline was mainly caused by the 5.8% reduction in Unik (Autoparts Sector) caused by the decline in the numbers of orders from OEMs.

The Chemical Sector showed a 15.7% decline in revenues due to the extended low in the industry cycle and the closing of some tire plants.

The Food Sector showed a 4.8% increase due to the higher sales volumes in the branded products business.

Revenues from Dine (Real Estate Sector) slightly increased 1.0% mainly as a result of the Bosques de Santa Fe project.

Graph 1 - Net Sales 1Q02

           ---------------------------- ---------------------------
                     SECTOR               PERCENTAGE OF NET SALES
                                                   1Q02
           ---------------------------- ---------------------------
           Autoparts Sector                        47%
           ---------------------------- ---------------------------
           Chemical Sector                         30%
           ---------------------------- ---------------------------
           Food Sector                             18%
           ---------------------------- ---------------------------
           Real Estate Sector                       5%
           ---------------------------- ---------------------------

EXPORTS
-------

During the first quarter, exports reached US$ 228 million, which represents 45.1% of total sales. This figure declined 7.9% when compared to the same quarter of the previous year, due to a 31.0% and a 4.5% decrease in exports from the Chemical and Autoparts Sectors, respectively.

OPERATING INCOME, MARGIN AND EBITDA
-----------------------------------

During 1Q02 operating income declined 7.5% to US$ 39 million from US$ 42 million reported in 1Q01. However, the operating margin was 7.7%, which is in-line with that obtained during 1Q01.

EBITDA for the first quarter of 2002 was US$70 million, a 4.3% decline when compared to the US$73 million reported for the same period of the previous year.


The factors that impacted the results were:

         |X| The lower sales reported during the quarter as a result of the economic slowdown, which continued affecting the industrial sectors in the U.S. and Mexico.

         |X| The seasonality of the sectors accentuated by the holiday season,

         |X| The strength of the peso versus the dollar, which appreciated 2% during the quarter.

         |X|      The rationalization of capital expenditures.

         |X|      Cost and expense reduction programs.

TAXES
-----

During the first quarter, tax provisions were US$18 million, which translates into a 36% effective rate excluding Employee Profit Sharing. This amount includes US$ 23 million in Income and Asset Taxes and Employee Profit Sharing. Deferred taxes had a positive effect in the amount of US$5 million.

NET MAJORITY INCOME (LOSS)
--------------------------

Net majority income for the first quarter of 2002 was US$ 15 million, 10.5% below the figure reported in the first quarter of 2001. This result was due to a lower operating income which was partially offset by the 29% decline in interest expenses, compared to 1Q01.

CAPITAL EXPENDITURES
--------------------

CAPEX reached US$ 17.3 million during the first quarter of 2002. Divestitures (as shown in Table 2) were US$ 2.8 million, the details of which can be found in the discussion of each sector.

                     TABLE 2. CAPEX
                     (FIGURES IN MILLIONS OF US$)

          SECTOR                           CAPEX 1Q02           DIVESTITURES 1Q02            NET CAPEX 1Q02
-------------------------------------------------------------------------------------------------------------------
         AUTOPARTS                             4.1                     -0.6                       3.5
-------------------------------------------------------------------------------------------------------------------
         CHEMICAL                              2.2                     -0.2                       2.0
-------------------------------------------------------------------------------------------------------------------
           FOOD                                1.6                     -2.0                       -0.4
-------------------------------------------------------------------------------------------------------------------
        REAL ESTATE                            9.4                     0.0                        9.4
-------------------------------------------------------------------------------------------------------------------
       DESC HOLDING
-------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS IN ASSETS                   17.3                     -2.8                       14.4
-------------------------------------------------------------------------------------------------------------------


DEBT STRUCTURE
--------------

As illustrated in Table 3, Desc's net debt at the end of the first quarter of 2002 was similar to the figure reported as of December 31, 2001.


                     TABLE 3. DEBT BREAKDOWN
                     (FIGURES IN MILLIONS OF US$)

                       MAR-31-02        DEC-31-01      SEP-30-01      JUN-30-01       MAR-31-01
-----------------------------------------------------------------------------------------------------
               Cash       160              148            190             162             98
-----------------------------------------------------------------------------------------------------
         Total Debt      1,103           1,090           1,126           1,186           1,225
-----------------------------------------------------------------------------------------------------
           Net Debt       943              942            936            1,024           1,126
-----------------------------------------------------------------------------------------------------
 Interest Coverage*      3.4x             3.3x            3.3x           3.0x            2.9x
-----------------------------------------------------------------------------------------------------
                   * (EBITDA + INTEREST INCOME) / INTEREST EXPENSE FOR LAST 12 MONTHS

The debt profile remains at 65% in long-term debt and 35% in short-term debt. During the second quarter of 2002, Desc will refinance a large sum of its short-term debt to maintain a solid financial position.

At the end of the quarter, the debt composition was 76% dollar-denominated and 24% peso-denominated. The average cost of debt at March 31, 2002 was 4.8% in dollars and 10.4% in pesos, a significant improvement compared to the average rate as of March 31, 2001 of 7.8% in dollars and 19.5% in pesos.

In accordance with Desc's debt reduction strategy, year-to-date, US$ 15 million of Dine's 2007 Yankee Bond, with a coupon of 8.75%, has been repurchased. The current balance of the Yankee Bond is US$79.2 million.

                                RESULTS BY SECTOR

UNIK [UNIK LOGO]
(AUTOPARTS)

The following table (Table 4) shows the figures obtained in the Autoparts business.

            TABLE 4.  UNIK FIGURES
            (FIGURES IN MILLIONS OF CONSTANT PESOS (PS.) AND U.S. DOLLARS (US$))

                                    1Q02          1Q01     1Q02 VS. 1Q01     4Q01     1Q02 VS. 4Q01
-----------------------------------------------------------------------------------------------------
      Sales (Ps.)                  2,175         2,573        -15.5%        2,211         -1.6%
-----------------------------------------------------------------------------------------------------
      Sales (US$)                   238           253          -5.8%         235           1.3%
-----------------------------------------------------------------------------------------------------
     Exports (US$)                  157           164          -4.5%         145           7.8%
-----------------------------------------------------------------------------------------------------
Operating Income (Ps.)              243           298         -18.5%         239           1.5%
-----------------------------------------------------------------------------------------------------
Operating Income (US$)               27            29          -9.2%          25           4.6%
-----------------------------------------------------------------------------------------------------
   Operating Margin                11.2%         11.6%                      10.8%
-----------------------------------------------------------------------------------------------------
     EBITDA (Ps.)                   400           467         -14.4%         404          -1.2%
-----------------------------------------------------------------------------------------------------
     EBITDA (US$)                    44            46          -4.6%          43           1.7%
-----------------------------------------------------------------------------------------------------


During the quarter sales expressed in dollars decreased 5.8% compared to the amount registered during the same period of the previous year. This reduction was mainly due to lower volumes in some of the businesses due to the decline in demand from U.S. and Mexican OEMs as a result of the continued slowdowns in the automotive industry in both countries. As of March 2002, Mexico's total vehicle production was 466,635, which is 2.4% below the figure reported during the same period of 2001.

Sales, operating income and EBITDA for the quarter do not include results from the valve business because in 4Q01 the stake in the valve business was swapped for the piston business.

This quarter's results reflect the strengthening of the peso and the higher depreciation of new investments, which began operating at a lower-than-expected demand. These factors resulted in a 9.2% decline in operating income, an 11.2% operating margin and EBITDA of US$44 million, 4.6% below the figure obtained during the same quarter of 2001.

CHANGES IN SALES VOLUME

The main increases in sales volumes were in the following products:

         o        Propeller shafts 7.6%, and

         o        Pistons 9.7%.

The most significant declines in sales volumes where as follows:

         o        Pick-up boxes 17.7%,

         o        Gears 15.1%,

         o        Axles 5.6%,

         o        Heavy-duty transmissions 44.2%, and

         o        Wheels 17.8%.

Exports reached US$157 million, a 4.5% decline when compared to the same quarter of 2001.

The average utilization capacity in the transmission, stamping, wheel and cv joint businesses reached approximately 70%.

Sales per employee increased 5.3% to US$ 110,400, from US$ 104,800 in the same period of the previous year. This improvement reflects higher productivity as well as headcount reduction.

During the quarter, the Company invested approximately US$3.5 million in the following:

EXPANSION AND MODERNIZATION PROJECTS

                  o        Increased capacity of the cv joint business, and

                  o        Installation of an additional forge production line.

RELEVANT EVENTS
---------------

1. Unik and Dana Corporation agreed that in May 2002, they would begin moving operations to Mexico and would start producing diverse Power Train components which will mean annual sales of US$ 45 million in the first phase.

2. Daimler Chrysler announced the closing of its Mexico City plant during the third quarter of 2002. In response, Unik has implemented a strong commercial initiative, which includes Daimler Chrysler, to identify which products will be supplied to other plants and thus minimize the impact of the closing.

3. As part of Desc's strategy, announced at the beginning of 2002, to divest of non-strategic assets, Bumex (spark plugs) and IEA (Electric components) businesses will be sold and/or closed during the following four months. Sales from both companies were US$15.7 million during 2001, representing 1.6% of Unik's total 2001 consolidated sale and not contributing to Unik's 2001 operating income.

4. During the quarter it was announced that Mr. Emilio Mendoza Saeb, Vice President of Unik and CEO, decided to retire effective March 1, 2002. Mr. Mario Suro Rodriguez was named Unik's new CEO.

CHEMICAL SECTOR [CHEMICAL LOGO]

                     The following table (Table 5) shows the figures obtained in the Chemical business.

            TABLE 5.  CHEMICAL SECTOR FIGURES
            (FIGURES IN MILLIONS OF CONSTANT PESOS (PS.) AND U.S. DOLLARS (US$))

                                    1Q02         1Q01     1Q02 VS. 1Q01     4Q01     1Q02 VS. 4Q01
----------------------------------------------------------------------------------------------------
       Sales (Ps.)                  1,410        1,865        -24.4%        1,505        -6.3%
----------------------------------------------------------------------------------------------------
       Sales (US$)                   154          183         -15.7%         160         -3.6%
----------------------------------------------------------------------------------------------------
      Exports (US$)                  46           61          -31.0%         41          12.2%
----------------------------------------------------------------------------------------------------
 Operating Income (Ps.)              79           123         -36.3%         86          -8.5%
----------------------------------------------------------------------------------------------------
 Operating Income (US$)               9           12          -28.9%          9          -5.5%
----------------------------------------------------------------------------------------------------
    Operating Margin                5.6%         6.6%                       5.7%
----------------------------------------------------------------------------------------------------
      EBITDA (Ps.)                   148          201         -26.5%         153         -3.2%
----------------------------------------------------------------------------------------------------
      EBITDA (US$)                   16           20          -18.1%         16           0.2%
----------------------------------------------------------------------------------------------------


During 1Q02, volumes for the chemical sector declined 17.2% when compared to the same quarter of 2001. This was due to the economic slowdown seen during the last year in Mexico and the U.S. as well as the holiday season which was in April last year. Margins and volumes of the Synthetic Rubber and Carbon Black businesses were affected by the shutdown of the Euzkadi tire plant in Guadalajara, which was partially offset by the increase in exports.

The 15.7% decline in sales resulted from: i) the sharp drop in prices caused by lower raw material costs and lower demand due to the economic slowdown, and ii) the strengthening of the peso versus dollar, which affected exports and domestic dollar-linked sales.

Margins for most of the Chemical Sector businesses have been affected by lower activity levels, which worsened during the fourth quarter of 2001, as well as the price declines.

OUTLOOK FOR THE CHEMICAL SECTOR IN MEXICO AND THE U.S.

Activity in the global chemical industry begun declining in the second quarter of 2001 and "touched bottom" between December 2001 and January 2002. It is estimated that there has been some recovery in some of the sectors and companies compared to 4Q01.

As a result, some of our export markets, mainly the United States, showed a clear growth trend.

Nevertheless, the global industry has not yet recovered the first quarter operating levels of the previous year. Capacity utilization in many of its segments remains below 80%. Various companies and analysts believe initial signs of recovery are based on inventories and that we may be able to see some recovery in the short-term.

There has been a slight recovery on industrial activity, especially in the construction industry (particularly housing) as well as furniture and consumer products industries. Demand in the tire industry remains low and the impact of the closing of the Euzkadi-Guadalajara plant is still pending. Plans regarding the substitution of production or gradual reactivation in some of the closed plants have been postponed.

We continued to increase efficiencies and maintain strict expense control in our chemical operation. During the quarter capital expenditures were up to US$2 million, compared to US$4 million in investments in the chemical business made as of March 31, 2001.

[Graph 2: Raw Material Costs: Displaying prices of Butadiene and Styrene from the period of January 2001 through March 2002]

FOOD SECTOR [Food Logo]

As shown in Table 6, sales expressed in dollars for the Food Sector reached US$ 91 million, a 4.8% increase when compared to the first quarter of 2001.

            TABLE 6.  FOOD SECTOR FIGURES
            (FIGURES IN MILLIONS OF CONSTANT PESOS (PS.) AND U.S. DOLLARS (US$))

                                                         1Q02 vs.                   1Q02 vs.
                                  1Q02         1Q01        1Q01          4Q01         4Q01
------------------------------------------------------------------------------------------------
     Sales (Ps.)                   827          880         -6.0%         888         -6.8%
------------------------------------------------------------------------------------------------
     Sales (US$)                   91           86          4.8%          95          -4.2%
------------------------------------------------------------------------------------------------
    Exports (US$)                  25           23          9.3%          28         -10.6%
------------------------------------------------------------------------------------------------
Operating Income (Ps.)              7           -17        139.1%         25         -73.2%
------------------------------------------------------------------------------------------------
Operating Income (US$)              1           -2         144.5%          3         -72.2%
------------------------------------------------------------------------------------------------
   Operating Margin               0.8%         -1.9%                     2.8%
------------------------------------------------------------------------------------------------
     EBITDA (Ps.)                  51           29          72.8%         69         -26.7%
------------------------------------------------------------------------------------------------
     EBITDA (US$)                   6            3          92.3%          7         -24.6%
------------------------------------------------------------------------------------------------



The following table provides the operating margins of the branded products and commodities businesses:

                     TABLE 7. FOOD SECTOR - OPERATING MARGINS

                         1Q02*                 1Q01                 4Q01*
 -----------------------------------------------------------------------------
 Branded Products        4.7%                  -0.3%                3.6%
 -----------------------------------------------------------------------------
 Commodities             -4.4%                 -3.4%                1.4%
 -----------------------------------------------------------------------------
 * Figures do not include the shrimp business


BRANDED PRODUCTS
----------------

Among the main factors that have improved the results of the branded products business are: i) the increased market share in almost all the products, ii) the higher sales volumes caused by a greater geographic coverage by ASF (Authentic Specialty Foods) especially in the U.S. market, iii) the continued improvement of the operation, and iv) strict cost and expense reduction programs, which have gradually resulted in improved operating income and margins beginning the second quarter of 2001.

Mexico's branded products industry continues to grow, however, at a slower pace than in 2001. This year's emphasis appears to be consumer preference towards major brands as well as the price repositioning of various products.

There has been a significant growth in the tomato and vegetable brands (Del Fuerte and Embasa) as well as tuna (Nair). On the contrary, we have been repositioning in terms of brands and prices in other product lines. As a result of this marketing strategy, combined with the increased efficiencies of our operations, the operating margin increased from -0.3% to during the same period of the previous year to 4.7% in 1Q02.

U.S. food volumes have begun to recover after the events of September 11 due to the intense marketing initiatives launched by the main industry leaders, which include store promotions as well as higher advertising spending.

Results from the branded products business have improved as a result of its strategy to launched promotions and publicity for its most profitable products. The result has been an increase of around 15% in sales volumes, higher operating margins, increased market share (in the selected products), and increased presence in the food service markets.

PORK BUSINESS
-------------

Pork business sales volumes increased 1% when compared to the same period of the previous year, however, results were affected by the following:

            |X| National pork price decreased 5%, when compared to the same quarter of the previous year (Graph 3),

            |X|   Increased production costs in the Bajio Region, and

            |X|   Lower productivity levels in the Bajio Region.

[Graph 3: Displaying National Pork Prices: Source is the National Market Informations Systems (SECOFI)]

AWARDS
------

In March 2002, Corfuerte's pizza sauce was awarded the "2002 Domino's Pizza International Supplier of the Year Award", for the high-quality and consistency of its sauce.

DINE [Dine Logo]
(REAL ESTATE)

The following table (Table 8) shows the figures obtained in the Real Estate Sector.

                 TABLE 8.  DINE FIGURES
                 (FIGURES IN MILLIONS OF CONSTANT PESOS AND U.S. DOLLARS (US$))

                                                      1Q02 vs.                   1Q02 vs.
                               1Q02         1Q01        1Q01          4Q01         4Q01
---------------------------------------------------------------------------------------------
Sales (Ps.)                    215           238         -9.7%        208          3.2%
---------------------------------------------------------------------------------------------
Sales (US$)                     24           23          1.0%          22          5.7%
---------------------------------------------------------------------------------------------
Operating Income (Ps.)          30           35         -13.9%         51         -41.5%
---------------------------------------------------------------------------------------------
Operating Income (US$)          3             3          -2.5%         6          -39.8%
---------------------------------------------------------------------------------------------
Operating Margin              14.1%         14.6%                    24.8%
---------------------------------------------------------------------------------------------
EBITDA (Ps.)                    35           47         -24.8%         56         -36.5%
---------------------------------------------------------------------------------------------
EBITDA (US$)                    4             5         -15.0%         6          -34.8%
---------------------------------------------------------------------------------------------


Sales during the first quarter of 2002 reached US$ 24 million, representing an increase of 1.0% compared to sales posted during the first quarter of 2001. This increase resulted mainly from the higher sales from the Bosques de Santa Fe project, which was partially offset by the sale of the Four Seasons Hotel and the Santa Fe Shopping Center during 2001.

The results for the quarter were mainly driven by:

o     The Bosques de Santa Fe project, which contributed 52% of total sales,
o     The Santa Fe Shopping Center land reserve contributed 16%,
o     The Arcos Bosques project contributing 16%, and
o     The Punta Mita contributing 15%.

Operating margin was 14.1% and operating income reached US$ 3 million, in-line with the figures registered during the first quarter of 2001. These results reflect the sales mix for the period.

Dine continues to sell lots in the Bosques de Santa Fe project, an exclusive residential development in western Mexico City. The project is expected to be completed during 2002.

In Punta Mita, Dine continues to sell large lots called "Ranchos" and continues developing and selling residential lots with ocean and golf course views, which has generated a high level of interest from an important market segment.

Due to the great success of the "North B Building" in the Arcos Bosques project, the Company initiated the development of the "Building North C", which is also a 50-50% association with ICA. This is expected to be delivered at the end of 2003.

During this quarter, approximately US$ 4.5 million was invested in the Bosques de Santa Fe project, US$ 3.1 million in Arcos Bosques and US$ 1.0 million in Punta Mita.

                                Tables to Follow

--------------------------------------------------------------------------------------------------------------------------------

                                              DESC, S.A. DE C.V. AND SUBSIDIARIES
                                                  Consolidated Balance Sheets
                                    (In millions of constant pesos, as of March 31, 2002).

--------------------------------------------------------------------------------------------------------------------------------
                                                                                 1Q02                 1Q01                  %
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
Cash and Short Term Investments                                                  1,447                  979               47.8%
Account and Documents Receivable (net)                                           3,711                4,889              -24.1%
Inventories and Other Assets                                                     2,871                4,332              -33.7%
--------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                             8,029               10,201              -21.3%
--------------------------------------------------------------------------------------------------------------------------------

Land held for development and real estate projects                               3,740                3,904               -4.2%
Fixed Assets                                                                    12,238               14,794              -17.3%
Investments in shares of Subsidiaries Non Consolidated                             158                  104               51.4%
Other Assets                                                                     2,707                3,072              -11.9%
--------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                    26,871               32,075              -16.2%
--------------------------------------------------------------------------------------------------------------------------------

LIABILITIES
Current Liabilities:
Banks Loans                                                                      3,538                3,886               -9.0%
Suppliers                                                                        1,665                2,000              -16.7%
Taxes to be paid                                                                   373                  527              -29.3%
Other Liabilities                                                                1,276                1,029               24.0%
--------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                        6,852                7,442               -7.9%
--------------------------------------------------------------------------------------------------------------------------------

Long-Term Debt                                                                   6,452                8,294              -22.2%
Deferred taxes                                                                   1,090                2,068              -47.3%
Other                                                                              423                  368               14.9%
--------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                               14,816               18,172              -18.5%
--------------------------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Capital Stock                                                                       18                   18               -1.1%
Paid-in Surplus                                                                  1,170                1,170                0.0%
Retained Earnings and Reserve for Repurchase of Shares                          18,689               19,352               -3.4%
Cumulative effect of restatement, net                                          -11,593              -11,070                4.7%
--------------------------------------------------------------------------------------------------------------------------------
Total Majority Interest                                                          8,284                9,470              -12.5%
--------------------------------------------------------------------------------------------------------------------------------
Minority Interest                                                                3,770                4,434              -15.0%
TOTAL STOCKHOLDERS' EQUITY                                                      12,054               13,903              -13.3%
--------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                      26,871               32,075              -16.2%
--------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------

                         DESC, S.A. DE C.V. AND SUBSIDIARIES
                            Consolidated Income Statements
               (In millions of constant pesos, as of March 31, 2002).

---------------------------------------------------------------------------------------
                                                                                 1Q02
                                                                                  vs.
                                                     1Q02             1Q01       1Q01
---------------------------------------------------------------------------------------
Net Sales                                            4,631           5,559      -16.7%

Cost of Sales                                        3,480           4,210      -17.3%
---------------------------------------------------------------------------------------
GROSS PROFIT                                         1,151           1,349      -14.7%
---------------------------------------------------------------------------------------

Operating Expenses

Administrative and Selling Expenses                    796             922      -13.6%
---------------------------------------------------------------------------------------
OPERATING INCOME                                       354             427      -17.1%
---------------------------------------------------------------------------------------

Interest Expense                                       214             279      -23.1%

Interest Income                                       (44)            (44)       -0.4%

Exchange Gain (loss), net                            (110)           (124)      -11.1%

Gain on Monetary Position                             (94)            (93)        1.3%
---------------------------------------------------------------------------------------
Comprehensive Financial Result                        (34)              18       92.1%
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
Other Expenses                                          38              84      -54.3%
---------------------------------------------------------------------------------------

INCOME BEFORE PROVISIONS                               350             326        7.4%
---------------------------------------------------------------------------------------
Provisions for:

Income and Asset Tax                                   174             143       21.2%

Employee Profit Sharing                                 36              48      -23.4%

Deferred Income Taxes                                 (47)            (96)      -51.6%
---------------------------------------------------------------------------------------
TOTAL TAXES                                            163              95       72.9%
---------------------------------------------------------------------------------------


                                       15

NET CONSOLIDATED INCOME                                187             231      -19.4%
---------------------------------------------------------------------------------------

Minority Interest                                       46              59      -22.4%
---------------------------------------------------------------------------------------
MAJORITY NET INCOME                                    141             172      -18.3%
---------------------------------------------------------------------------------------

12 months Net Income per Share                        0.01           -0.01          NA


Number of shares outstanding:                        1,369           1,369
(Thousands of shares)

EBITDA                                                 635             740      -14.2%
---------------------------------------------------------------------------------------
















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
                                              ACUM.*
                                1Q02           2001         4Q01          3Q01         2Q01          1Q01
--------------------------------------------------------------------------------------------------------------
SALES (US$)
--------------------------- ------------- ------------- ------------- ------------ ------------- -------------
Consolidated                         507         2,165           513          553           554           546
--------------------------- ------------- ------------- ------------- ------------ ------------- -------------
Autoparts Sector                     238           985           235          247           250           253
--------------------------- ------------- ------------- ------------- ------------ ------------- -------------
Chemical Sector                      154           720           160          187           190           183
--------------------------- ------------- ------------- ------------- ------------ ------------- -------------
Food Sector                           91           373            95           97            94            86
--------------------------- ------------- ------------- ------------- ------------ ------------- -------------
Real Estate Sector                    24            85            23           21            18            23
--------------------------- ------------- ------------- ------------- ------------ ------------- -------------

EXPORTS (US$)
--------------------------------------------------------------------------------------------------------------
Consolidated                         228           980           215          252           264           248
--------------------------- ------------- ------------- ------------- ------------ ------------- -------------
Autoparts Sector                     157           638           145          156           173           164
--------------------------- ------------- ------------- ------------- ------------ ------------- -------------
Chemical Sector                       46           229            41           59            67            61
--------------------------- ------------- ------------- ------------- ------------ ------------- -------------
Food Sector                           25           113            28           37            25            23
--------------------------- ------------- ------------- ------------- ------------ ------------- -------------

OPERATING INCOME (US$)
--------------------------------------------------------------------------------------------------------------
Consolidated                          39           176            40           46            48            42
--------------------------- ------------- ------------- ------------- ------------ ------------- -------------
Autoparts Sector                      27           108            25           27            27            29
--------------------------- ------------- ------------- ------------- ------------ ------------- -------------
Chemical Sector                        9            50             9           15            14            12
--------------------------- ------------- ------------- ------------- ------------ ------------- -------------
Food Sector                            1             8             3            3             4            -2
--------------------------- ------------- ------------- ------------- ------------ ------------- -------------
Real Estate Sector                     3            15             6            2             4             3
--------------------------- ------------- ------------- ------------- ------------ ------------- -------------

OPERATING MARGIN
--------------------------------------------------------------------------------------------------------------
Consolidated                       7.70%         8.10%         7.80%        8.30%         8.60%         7.70%
--------------------------- ------------- ------------- ------------- ------------ ------------- -------------
Autoparts Sector                  11.20%        11.00%        10.80%       10.70%        10.80%        11.60%
--------------------------- ------------- ------------- ------------- ------------ ------------- -------------
Chemical Sector                    5.60%         6.90%         5.70%        7.90%         7.40%         6.60%
--------------------------- ------------- ------------- ------------- ------------ ------------- -------------
Food Sector                        0.80%         2.10%         2.80%        3.00%         4.40%        -1.90%
--------------------------- ------------- ------------- ------------- ------------ ------------- -------------
Real Estate Sector                14.10%        18.00%        24.80%       11.30%        22.50%        14.60%
--------------------------- ------------- ------------- ------------- ------------ ------------- -------------

EBITDA (US$)
--------------------------------------------------------------------------------------------------------------
Consolidated                          70           302            70           79            80            73
--------------------------- ------------- ------------- ------------- ------------ ------------- -------------
Autoparts Sector                      44           180            43           45            46            46
--------------------------- ------------- ------------- ------------- ------------ ------------- -------------
Chemical Sector                       16            82            16           23            23            20
--------------------------- ------------- ------------- ------------- ------------ ------------- -------------
Food Sector                            6            26             7            7             8             3
--------------------------- ------------- ------------- ------------- ------------ ------------- -------------
Real Estate Sector                     4            19             6            3             5             5
--------------------------- ------------- ------------- ------------- ------------ ------------- -------------


* Audited Figures


-------------------------------------------------------------------------
                        TOTAL OUTSTANDING SHARES
-------------------------------------------------------------------------

-------------------------------------------------------------------------
"A" Shares                587,479,900                     42.9%
-------------------------------------------------------------------------
"B" Shares                506,257,866                     37.0%
-------------------------------------------------------------------------
"C" Shares                275,341,610                     20.1%
-------------------------------------------------------------------------
    TOTAL                1,369,079,376                   100.0%
-------------------------------------------------------------------------



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

                                            FINANCIAL INDICATORS

                                        1Q02         4Q01          3Q01          2Q01         1Q01
--------------------------------------------------------------------------------------------------------
Interest coverage                       3.4x          3.3x         3.3x          3.0x          2.9x
----------------------------------- ------------- ------------- ------------ ------------- -------------
Short-term debt                         35%           30%           29%          29%           32%
----------------------------------- ------------- ------------- ------------ ------------- -------------
Long-term debt                          65%           70%           71%          71%           68%
----------------------------------- ------------- ------------- ------------ ------------- -------------
Peso-denominated debt                   24%           23%           22%          22%           20%
----------------------------------- ------------- ------------- ------------ ------------- -------------
Dollar-denominated debt                 76%           77%           78%          78%           80%
----------------------------------- ------------- ------------- ------------ ------------- -------------









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